UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  SEPTEMBER 2002 - AMENDED

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

Consolidated Financial Statements

(Expressed in Canadian dollars)

CRYOPAK  INDUSTRIES  INC.

Three and six months ended September 30, 2002

(Unaudited)

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

Amended (note 13)

(Expressed in Canadian dollars)

September 30,

March 31,

                                                                                                                                         2002

2002

(Amended

- note 13)

(Unaudited)

Assets

Current assets:

Cash and cash equivalents

$

50,338

$

42,615

Term deposit – restricted

4,157,343

132,000

Accounts receivable

2,436,577

1,949,428

Advances to related company

117,237

150,567

Inventory

1,567,636

838,052

Prepaid expenses

446,345

314,667

8,775,476

3,427,329

Property, plant and equipment

1,159,838

1,082,809

Goodwill

2,394,450

2,394,450

Intangibles and other assets (note 5)

298,348

472,463

$

12,628,112

$

7,377,051

Liabilities and Shareholders’ Equity

Current liabilities:

Bank indebtedness

$

641,655

$

417,797

Accounts payable and accrued liabilities

1,925,581

1,862,375

Deferred revenues

147,829

-

Current portion of notes payable to related parties

42,667

503,129

Current portion of obligations under capital lease

180,469

180,469

Current portion of convertible loan

3,537,975

-

6,476,176

2,963,770

Convertible loan

-

3,467,213

Obligations under capital lease

478,163

567,722

6,954,339

6,998,705

Shareholders’ equity:

Share capital

6,004,424

846,650

Convertible loan

373,735

373,735

Warrants (note 8)

225,610

-

Share purchase loan

(394,000)

(394,000)

Contributed surplus

38,504

-

Deficit

(574,500)

(448,039)

5,673,773

378,346

$

12,628,112

$

7,377,051

Subsequent event (note 12)

See accompanying notes consolidated financial statements.

Approved on behalf of the Board:

_____________________

Director

____________________

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Amended

(Restated

(Amended

(Restated

- note 13)

- note 2)

- note 13)

- note 2)

Sales

$

2,700,230

$

2,272,303

$

5,406,892

$

4,351,030

Cost of sales (Schedule 1)

1,556,518

1,187,197

2,809,003

2,226,407

Gross profit

1,143,712

1,085,106

2,597,889

2,124,623

Expenses:

Sales and marketing (Schedule 2)

470,640

250,090

1,094,077

653,928

Administration (Schedule 2)

708,506

437,290

1,112,295

748,577

Amortization

83,866

113,206

152,060

187,224

Interest on bank operating line

18,948

13,644

24,339

29,947

1,281,960

814,230

2,382,771

1,619,676

Earnings (loss) from operations

(138,248)

270,876

215,118

504,947

Other earnings (expenses):

Investment income

20,024

17,165

35,151

17,165

Interest on long-term debt and
financing costs

(177,004)

(172,382)

(376,730)

(328,526)

Earnings (loss) for the period

(295,228)

115,659

(126,461)

193,586

Deficit, beginning of period

279,272

11,575,666

(448,039)

(11,653,593)

Allocation of deficit to reduce share
capital (note 2)

-

11,479,313

-

11,479,313

Retained earnings (deficit), end of
period

$(574,500)

$19,306

$(574,500)

$19,306

Earnings (loss) per share (note 7):

Basic

$

(0.01)

$

0.01

$

0.00

$

0.01

Diluted

$

(0.01)

$

0.01

$

0.00

$

0.01

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Amended

(Restated

(Amended

(Restated

- note 13)

- note 2)

- note 13)

- note 2)

Cash provided by (used) in:

Operations:

Earnings (loss) for the period

$

(295,228)

$

115,659

$

(126,461)

$

193,586

Items not involving cash:

Amortization

114,690

142,258

205,389

252,091

Accretion of convertible loan

35,560

34,151

70,762

67,959

Stock-based compensation

26,023

-

38,504

-

Changes in non-cash operating capital:

Accounts receivable

456,818

(1,116,292)

(487,149)

(988,738)

Advances to related company

12,339

972

33,330

12,404

Prepaid expenses

(42,066)

(40,444)

(131,678)

(66,029)

Inventory

(359,482)

57,230

(729,584)

(60,297)

Deferred revenues

66,451

-

147,829

-

Accounts payable and accrued
liabilities

411,074

523,342

63,206

617,236

426,179

(283,124)

(915,852)

28,212

Investments:

Acquisition of property, plant and
equipment

(120,584)

(19,133)

(205,159)

(57,206)

Term deposit - restricted

(19,363)

(2,310)

(4,025,343)

(2,310)

(139,947)

(21,443)

(4,230,502)

(59,516)

Financing:

Change in bank indebtedness

(270,994)

222,130

223,858

120,327

Issuance of shares for cash

6,500

-

6,025,500

-

Repayment of notes payable

(32,000)

6,713

(460,462)

(64,001)

Share issue costs

(7,920)

-

(545,260)

-

Repayment of capital lease obligations

(35,196)

(48,026)

(89,559)

(48,026)

(339,610)

180,817

5,154,077

8,300

Increase (decrease) in cash and cash
equivalents

(53,378)

(123,750)

7,723

(23,004)

Cash and cash equivalents, beginning
of period

103,716

123,750

42,615

23,004

Cash and cash equivalents, end of
period

$

50,338

$

-

$

50,338

$

-

Supplementary cash flow information (note 10)

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of generally accepted accounting principles for annual financial statements.

2.

Restatement:

Subsequent to the issuance and recording of the convertible loan in fiscal 2001, the Company determined that the equity component of the convertible loan had been calculated improperly and that the required accretion of the debt component through a charge to interest expense was not recorded.  In addition, because the restated equity value is lower, the amount of deferred financing costs allocated to the equity component needed to be adjusted proportionately.  The consolidated financial statements for the three and six months ended September 30, 2001 have been restated to record these adjustments.  This restatement was also recognized in the Company’s annual consolidated financial statements for the year ended March 31, 2002.  In addition, on September 18, 2001, shareholders approved the allocation of $11,479,313 of the deficit to reduce the stated value of share capital.  The deficit and share capital at September 30, 2001 have been restated to reflect this allocation.  The impact of these restatements on the September 30, 2001 financial statements is as follows:

As previously

reported

Adjustment

Restated

As at September 30, 2001:

Convertible loan-liability

$

2,628,530

$

769,335

$

3,397,865

Convertible loan-equity

908,073

(534,338)

373,735

Other assets

423,958

33,317

457,275

Retained earnings (deficit)

(11,258,327)

11,277,633

19,306

Share capital

11,851,664

(11,479,313)

372,351

Three months ended September 30, 2001:

Interest on long-term debt and other
financing costs

133,283

39,099

172,382

Earnings for the period

154,758

(39,099)

115,659

Earnings per share

0.01

0.00

0.01

Six months ended September 30, 2001:

Interest on long-term debt and other
financing costs

250,671

77,855

328,526

Earnings for the period

271,441

(77,855)

193,586

Earnings per share

0.01

0.00

0.01

Accretion of the effective debt discount of $70,762 has been recorded for the six months ended September 30, 2002.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

3.

Significant accounting policies:

These interim consolidated financial statements follow the same accounting policies and methods of their application as the annual consolidated financial statements of the Company, except as described below and in note 4.

(a)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step has not been required but would be carried out if the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.  The Company currently has one reporting unit.

(b)

Intangible assets:

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

3.

Significant accounting policies (continued):

(c)

Stock-based compensation:

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value based method.  The Company uses the settlement method to account for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (see note 6).

4.

Changes in accounting policies:

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $68,004 for the six months ended September 30, 2002.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The earnings before amortization of goodwill for all periods presented is as follows:

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

4.

Changes in accounting policies (continued):

(a)

Business combinations, goodwill and other intangible assets (continued):

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Earnings for the period

$(295,228)

$115,659

$(126,461)

$193,586

Amortization of goodwill

-

34,002

-

68,004

Earnings before amortization

of goodwill

$(295,228)

$149,661

$(126,461)

$261,590

The impact of goodwill amortization on earnings per share is described in note 7.

Goodwill and intangible assets with an indefinite useful life were reviewed for impairment.  No impairment charge was required.

(b)

Stock based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards and consequently the adoption of the new standard has had no impact on the figures presented.

5.

Intangibles and other assets:

Intangibles and other assets as at September 30, 2002 are as follows:

Gross

carrying

Accumulated

amount

amortization

Total

Amortized intangible assets:

Licences and trademarks

$419,434

$300,002

$119,432

Patents

250,000

144,504

105,496

Deferred finance costs

419,079

345,659

73,420

$1,088,513

$790,165

$298,348

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

5.

Intangibles and other assets (continued):

There have been no additions of intangible assets for the six months ended September 30, 2002.  The aggregate amortization expense for the three and six months ended September 30, 2002 was $39,229 and $77,258, respectively.

6.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s earnings would have been reduced to the pro forma amounts indicated below.  The reduction in earnings would not change disclosed earnings per common share amounts, except to increase the loss per share for the six months ended September 30, 2002 from $0.00 to $0.01.

Three months

Six months

ended

ended

September 30,

September 30,

2002

2002

Loss:

As reported

$

(295,228)

$

(126,461)

Pro forma

(321,251)

(164,965)

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for the six months ended September 30, 2002: risk-free interest rate of 3.75%; dividend yield of 0%; expected lives of 4.5 years; and volatility of 107%.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

7.

Earnings per common share:

The following tables set out the basic and diluted number of shares outstanding:

For the three months ended September 30, 2002:

2002

2001

Weighted

Weighted

average

average

number

number

of common

of common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of
goodwill per common share:

Basic

$

(295,228)

30,712,879

$

(0.01)

$

149,661

20,962,444

$

0.01

Stock options

-

-

-

-

9,566

-

Diluted

$

(295,228)

30,712,879

$

(0.01)

$

149,661

20,972,010

$

0.01

Earnings per common share:

Basic

$

(295,228)

30,712,879

$

(0.01)

$

115,659

20,962,444

$

0.01

Stock options

-

-

-

-

9,566

-

Diluted

$

(295,228)

30,712,879

$

(0.01)

$

115,659

20,972,010

$

0.01

For the six months ended September 30, 2002:

2002

2001

Weighted

Weighted

average

average

number

number

of common

of common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of
goodwill per common share:

Basic

$

(126,461)

28,745,805

$

0.00

$

261,590

20,962,444

$

0.01

Stock options

-

-

-

-

9,274

-

Diluted

$

(126,461)

28,745,805

$

0.00

$

261,590

20,971,718

$

0.01

Earnings per common share:

Basic

$

(126,461)

28,745,805

$

0.00

$

193,586

20,962,444

$

0.01

Stock options

-

-

-

-

9,274

-

Diluted

$

(126,461)

28,745,805

$

0.00

$

193,586

20,971,718

$

0.01

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

8.

Private placement:

In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years.  Finder’s fees totaling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

9.

Significant customer:

During the six months ended September 30, 2002, the Company sold approximately $1,289,000 of merchandise to a significant customer.

10.

Supplementary cash flow information:

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Interest paid

$

34,705

$

17,423

$

852,724

$

32,992

Interest received

661

2,464

9,804

4,068

Non-cash financing and investing
activities:

Deferred finance costs amortized
to share capital

-

-

96,856

-

375,000 warrants issued as
finders fee

-

-

225,610

-

11.

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

12.

Subsequent event:

Subsequent to September 30, 2002, the Company entered into an agreement to acquire the shares of 2796112 Canada Inc. and its wholly owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”).  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  The Company acquired 100% equity ownership of Ice-Pak for a cost of $5,869,387.  Contingent consideration of up to $500,000 is payable based on Ice-Pak achieving certain revenue targets over the period to 2003.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets

$

2,033,882

Equipment

811,068

Customer relationships

1,369,000

Goodwill

3,507,958

Total assets acquired

7,721,908

Current liabilities

1,852,521

Purchase price

$

5,869,387

13.

Amendment:

Subsequent to the filing of the interim financial statements for the three and six months ended September 30, 2002, the Company became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, accounting practices.  As a result of this process, the Company is restating its previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  The items that gave rise to these adjustments neither relate to nor impact the Company’s consolidated financial statements for the year ended March 31, 2002.

The following table and narrative provide information regarding the nature of the restatements and the effect of the restated adjustments on the net earnings (loss) amounts previously reported in the Company’s published unaudited interim quarterly consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

13.

Amendment (continued):

Effects on net earnings (loss):

Six months

Three months ended

ended

June 30,

September 30,

September 30,

2002

2002

2002

Revenue adjustments (a)

$(182,778)

$(260,596)

$(443,374)

Inventory adjustments (b)

-

(219,298)

(219,298)

Stock compensation charges (c)

(12,481)

(26,023)

(38,504)

Prepaid expense adjustments (d)

-

(121,146)

(121,146)

Total effect on net earnings (loss)

$(195,259)

$(627,063)

$(822,322)

(a)

The Company previously recorded revenue upon completion of manufacturing for certain product sales to customers who paid for products in advance of delivery but requested that the Company not ship the products until an unspecified future date.  The Company also previously recorded revenue for certain sales immediately upon shipment of products in response to a customer purchase order.  The Company has reviewed the terms of these arrangements and determined that it is more appropriate to record revenue, and the related costs, upon delivery of the applicable product to the customer.  These adjustments correct the timing of revenue recognition.

(b)

The Company identified a difference between the physical inventory value and the amount recorded in the accounting records at September 30, 2002, and this difference was not corrected at that time.  The adjustments correct the carrying values assigned to inventory on hand at the reporting dates.

(c)

During fiscal year 2003, the Company granted certain options to non-employees.  The Company has concluded that these should be accounted for at their fair value as stock-based compensation expense in accordance with changes to Canadian generally accepted accounting principles that were effective for the Company commencing with its quarter ended June 30, 2002.  These adjustments recognize the stock-based compensation expense to non-employees.

(d)

The Company identified certain amounts recorded as prepaid expenses in the previously issued unaudited interim consolidated financial statements for which the applicable services had already been provided at the relevant period end.  In addition, the Company identified $88,653 of prepaid expenses previously offset against accrued liabilities which have been reclassified to prepaid expenses in these financial statements.  These adjustments recognize the expenses in the period the service is provided.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

13.

Amendment (continued):

Balance sheet reclassification:

In addition to the above adjustments, the Company determined that the convertible loan had previously been presented as a long-term liability and this loan has been reclassified as a current liability in these financial statements.

The consolidated financial statements, including the statements of cash flows, for the three and six months ended September 30, 2002 have been amended to record these adjustments.  The impact of these amendments on the previously filed financial statements is as follows:

As previously

reported

Adjustment

Restated

As at September 30, 2002:

Accounts receivable

$

3,027,063

$

(590,486)

$

2,436,577

Inventory

1,491,993

75,643

1,567,636

Prepaid expenses

478,838

(32,493)

446,345

Accounts payable and accrued liabilities

1,836,928

88,653

1,925,581

Deferred revenue

-

147,829

147,829

Current portion of convertible loan

-

3,537,975

3,537,975

Non-current portion of convertible loan

3,537,975

(3,537,975)

-

Contributed surplus

-

38,504

38,504

Retained earnings (deficit)

247,822

(822,322)

(574,500)

Three months ended September 30, 2002:

Sales

3,288,595

(588,365)

2,700,230

Cost of sales

1,586,992

(30,474)

1,556,518

Sales and marketing

507,815

(37,175)

470,640

Administration

602,159

106,347

708,506

Earnings (loss) for the period

331,835

(627,063)

(295,228)

Earnings (loss) per share

0.01

(0.02)

(0.01)

Six months ended September 30, 2002:

Sales

6,446,075

(1,039,183)

5,406,892

Cost of sales

3,080,578

(271,575)

2,809,003

Sales and marketing

1,158,191

(64,114)

1,094,077

Administration

993,467

118,828

1,112,295

Earnings (loss) for the period

695,861

(822,322)

(126,461)

Earnings (loss) per share

0.02

(0.02)

0.00

CRYOPAK INDUSTRIES INC.

Cost of Sales

Schedule 1

(Unaudited)

Amended (note 13)

(Expressed in Canadian dollars)

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Freight and brokerage fees

$

300,847

$

172,527

$

512,915

$

319,856

Purchases

697,050

719,103

1,231,973

1,248,346

Rent and utilities

58,453

45,854

118,706

108,528

Repair and maintenance

62,807

21,941

94,315

83,307

Testing charges

46,244

12,589

60,683

39,191

Warranty costs

19,558

68

35,991

3,382

Wages

371,559

215,115

754,420

423,797

Total cost of sales

$1,556,518

$1,187,197

$2,809,003

$2,226,407

#

CRYOPAK INDUSTRIES INC.

Operating Expenses

Schedule 2

(Unaudited)

Amended (note 13)

(Expressed in Canadian dollars)

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Sales and marketing expenses:

Bad debt

$

40,000

$

-

$

40,000

$

-

Marketing

33,240

70,273

270,335

194,519

Royalties

31,378

26,364

66,780

47,318

Salaries and benefits

202,823

119,642

450,223

275,680

Travel and entertainment

146,471

51,817

235,507

115,757

Vehicle

16,728

(18,006)

31,232

20,654

Total sales and marketing expenses

470,640

250,090

1,094,077

653,928

Administrative expenses:

Corporate printing and public
relations

75,596

57,230

137,107

118,277

Management and consulting fees

355,756

128,054

477,598

217,998

Office supplies and stationary

64,933

74,972

142,319

125,435

Professional fees

123,210

114,759

192,591

163,274

Rent

23,084

16,415

43,692

32,830

Salaries and benefits

36,483

22,730

65,100

44,580

Telephone

17,196

16,587

35,646

34,851

Filing, listing and transfer agent fees

12,248

6,543

18,242

11,332

Total administrative expenses

708,506

437,290

1,112,295

748,577

Total operating expenses

$

1,179,146

$

687,380

$

2,206,372

$

1,402,505

FORM 51-901F

RESTATED QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☐ Schedule A
☒ ☒ Schedules B & C (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:	Cryopak Industries Inc.
ISSUER ADDRESS:	1053 Derwent Way Delta, BC V3M 5R4
CONTACT NAME:	Martin Carsky
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(604) 515-7977
ISSUER TELEPHONE NUMBER: ISSUER FAX NUMBER: CONTACT E-MAIL ADDRESS: WEB SITE ADDRESS: FOR QUARTER ENDED:	(604) 515-7977 (604) 515-7978 mcarsky@cryopak.com www.cryopak.com September 30, 2002
DATE OF REPORT (YY/MM/DD):	2003/07/28

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“John Morgan”

John Morgan

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

“John McEwen”

John McEwen

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

#

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

1.

Analysis of Expenses and Deferred Costs

Management and consulting fees are as follows:

Amounts paid to companies owned by directors	$ 139,886
Consulting fees to arm’s length parties	299,208
Stock compensation expense	38,504
Total	$ 477,598

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

Management fees are comprised of $139,886 paid to two companies owned by two officers of the Company.

Royalties in the amount of $33,283 were paid to two directors of the Company.

3.

Summary of Securities Issued and Options Granted

Securities Issued:

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Private Placement
April 26/02	Common shares	7,500,000	$0.80	$6,000,000 Cash	$525,000

Exercise of Options
April 3/02	Common shares	10,000	$0.65	$ 6,500 Cash	Nil
Apr 26/02	Common shares	25,000	$0.50	$12,500 Cash	Nil
Sep 20/02	Common shares	10,000	$0.65	$ 6,500 Cash	Nil

Bonus Shares for Guarantee of Line of Credit
May 14/02	Common shares	40,000	$0.50	Nil	Nil

Options Granted:

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Employee	125,000	$1.00	Mar 1/07	May 21/02
Employee	150,000	$1.00	May 21/07	May 21/02
Consultant	50,000	$0.75	Aug 1/07	Aug 1/02
Employees	130,000	$0.80	Aug 29/07	Aug 29/02

4.

Summary of Securities

Authorized Share Capital and Number of Shares Issued and Outstanding:

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
28,917,444	Shares issued and outstanding

List of Options, Warrants and Convertible Securities:

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	750,000	$ 0.76	March 19, 2004
	732,000	0.57	February 1, 2005
	100,000	0.65	July 13, 2005
	367,000	0.52	September 8, 2005
	510,000	0.63	September 15, 2005
	530,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	445,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	50,000	0.35	October 1, 2006
	50,000	0.68	October 31, 2006
	125,000	1.00	March 1, 2007
	150,000	1.00	May 21, 2007
	50,000	0.75	August 1, 2007
	130,000	0.80	August 29, 2007
Warrants	3,750,000	$ 1.25	April 26, 2003
	606,250	3.00	June 7, 2003
Convertible loan	1,212,500	$ 3.00	June 7, 2003
Earn-out	3,000,000	N/A	N/A

Shares in Escrow:

850,000 common shares

5.

List of Directors and Officers

Directors	Officers

Harry Bygdnes	John Morgan
John Morgan	Douglas Reid
John McEwen	Harley Sinclair
Ross Morrison	John McEwen
Robert Fisher	Charn Rai
Robert Fetherstonhaugh	Raj Gill
Donald Lyons	Vincent Migliore

CRYOPAK INDUSTRIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

This Management Discussion and Analysis of financial condition and results of operations for the quarter ended September 30, 2002 should be read in conjunction with the Company’s fiscal 2002 audited consolidated financial statements and accompanying notes.  All dollar amounts are in Canadian dollars.

OVERVIEW

Business of the Company

The Company develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  The Company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With almost 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold-chain management programs.

Major Events Impacting the Business for the Quarter Ended September 30, 2002

The following is a summary of major events arising during the quarter:

•

Revenue growth of 19% over the prior year’s quarter,

•

Final negotiations in the acquisition of 2796112 Canada Inc. and its wholly owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc.,

•

Addition of Linda Walker to the Company’s Technical Advisory Board,

•

Appointment of Donald Lyons, Robert Fisher, and Robert Fetherstonhaugh to the Board of Directors.

RESULTS OF OPERATIONS

Financial Highlights - For the Quarter Ended September 30

	3 months ended September 30		6 months ended September 30
	2002	2001	2002	2001

Sales	$ 2,700,230	$ 2,272,303	$ 5,406,892	$ 4,351,030

Gross profit	1,143,712	1,085,106	2,597,889	2,124,623

Earnings /(loss) from operations	(138,248)	270,876	215,118	504,947
		,
Earnings/(loss) for the period	$(295,228)	$ 115,659	$(126,461)	$ 193,586

Earnings/(loss) per share	$(0.01)	$ 0.01	$ 0.00	$ 0.01
Weighted average common shares outstanding	30,712,879	20,962,444	28,745,805	20,962,444

Operating Results for the Quarter Ended September 30, 2002 Compared to September 30, 2001

Revenues - The Company’s quarterly sales increased to $2,700,230 from $2,272,303, an increase of 19%, year over year.  The year-to-date sales increased to $5,406,892 from $4,351,030, an increase of 24%, year over year.  The increase in sales reflects the Company’s successful efforts to market its retail products and includes the announced sales to Costco.

Gross Profit - Gross profit increased to $2,597,889 from $2,124,623 in 2001.  The gross profit percentage decreased to 48% from 49% in 2001.  The decrease in gross profit percentage is due to an increase in the cost of raw materials and higher production wages.

Sales and Marketing Expenses - Sales and marketing expenses for the quarter increased to $470,640 from $250,090, an 88% increase, and for the six month period to $1,094,077 from $653,928, a 67% increase.  The increase is mainly due to the Company’s increased sales and marketing efforts, specifically, the hiring of two sales and marketing managers and an increase in travel by the sales group.

Administrative Expenses - Administrative expenses for the quarter have increased to $708,506 from $437,290 and to $1,112,295 from $748,577 for the six months ending September 30, 2002.  The increase is primarily due to increased management and consulting fees.  This is primarily a result of the increased use of consultants during the year, but also reflects an increase in public relations costs.

Depreciation and Amortization – Depreciation and amortization expense decreased from $113,206 in 2001 to $83,866 in 2002.  The decrease is due to the fact that goodwill is no longer being amortized effective July 1, 2001, in accordance with CICA Handbook Section 3062 (see Note 3(a) to the consolidated financial statements).

Earnings/(loss) from Operations – Loss from operations was ($138,248) in the quarter compared to earnings of $270,876 in the previous year’s quarter, due primarily to the increased sales and marketing and administration costs incurred in the quarter, which were substantially higher than the increase in gross profit.

Other Items - Other items include interest on long term debt net of interest income.  Interest expense includes interest on the convertible debenture, interest on capital leases and financing costs related to the long term debt.

Investor Relations

The Company’s investor relations activities are generally handled internally.  In addition, the Company has retained the services of J. Pollack & Company (“Pollack”) of Boynton Beach, Florida for an initial term which expired on April 30, 2002.  That contract has been extended to October 31, 2002.  Monthly consideration remains at $5,000USD.  Pollack provides public relation and informational services primarily to investors based in the United States.

FINANCIAL CONDITION AND LIQUIDITY

At September 30, 2002, the Company had working capital of $2,299,300 as compared to $463,559 as at  March 31, 2002.  The increase in working capital was derived primarily from the $6 million private placement which closed in April 2002, partially offset by the inclusion of the convertible loan in current liabilities.  The proceeds from the private placement are being used for general corporate purposes and to invest in the future growth of the business.

The Company’s accounts receivable balances at September 30, 2002 were $2,436,577 compared to $1,949,428 as at March 31, 2002.  Inventory on hand was $1,567,636, up from $838,052 at March 31, 2002.  The increased investment in accounts receivable and inventory is due to the Company’s increased sales volumes during the period.  The Company carries a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

At September 30, 2002, the Company had two credit facilities in place.  The first, a $1 million line of credit secured by accounts receivable, inventory, a pledge of deposits, and a pledge of securities, is subject to margin limits.  At September 30, 2002 this limit was $760,000 and $534,194 was outstanding on the line.  This facility is due on demand and bears interest at prime plus 1.5% per annum.  The Company’s second credit facility is for $132,000 and is secured by a term deposit.  As at September 30, 2002, $107,461 was drawn under this facility.  This facility is due on demand and bears interest at prime plus 1.0% per annum.

The Company monitors its costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During the quarter, the Company acquired capital assets in the amount of $120,584 comprised of computer equipment and software in the amount of $2,879, leasehold improvements in the manufacturing area of the plant totaling $86,537 and new manufacturing equipment in the amount of $31,168.

SUMMARY OF DEBT

Long term debt is comprised of the convertible loan, notes payable to related parties and capital lease obligations.

These amounts are summarized below:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)

Long term	$ 478,163	$ -	$ -	$ 478,163
Current portion	3,761,111	3,537,975	42,667	180,469
Totals	4,239,274	3,537,975	42,667	658,632
Equity portion of convertible loan	373,735	373,735	-	-
	$ 4,613,009	$ 3,911,710	$ 42,667	$ 658,632

(1)

The convertible loan matures on June 7, 2003 and bears interest at 10% per annum.  The proceeds from this financing were used primarily to finance the acquisition of the Northland companies.

(2)

Of the notes payable to related parties, the balance is interest free and repayable at $10,667 per month.

(3)

The capital lease maturities range from July 31, 2004 to March 30, 2007 and bear interest at rates from 10.25% to 18%.

OUTLOOK

The Company’s goal is to achieve growth, (i) internally through an aggressive sales and marketing strategy designed to increase sales to its existing customer base and, (ii) by strategic acquisitions designed to enhance the Company’s core business of supplying temperature controlling packing solutions.  In October 2002, the Company completed the purchase of the Ice-Pak group of companies (see Note 12 to the consolidated financial statements)

RISKS AND UNCERTAINTIES

Market Risk

The Company derived 67% of its consolidated revenues outside of Canada in fiscal 2002, however, substantially all costs are incurred in Canadian currency.  The exposure to foreign exchange risk is monitored on an ongoing basis.  The Company monitors, and when appropriate, will utilize financial instruments to manage its exposure to these risks.

Fluctuations in Financial Results

The Company could experience quarterly variations in revenue and net earnings/(loss) due to numerous factors, many of which are outside of its control.  These factors could include the timing of new contracts, timing of increased expenses incurred in support of advertising and marketing, seasonality of various products and services.

Client Concentration

The Company continues to derive a significant amount of its revenue from a small number of customers.  In fiscal 2002, approximately 36% of revenues were received from three customers.  Management continues to focus on the development of new business opportunities that will result in the further broadening of revenue sources.  The Company sold approximately $1.3 million of product to one customer in the six months ended September 30, 2002.

Forward-Looking Statement

Certain information and statements contained in this report are forward-looking, based on management’s estimates and assumptions.  Though management believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct.  As such, these forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from anticipated events.  Information and statements identified as forward-looking include, and are not limited to, statements regarding financial results, future events, and trends.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, BC  V3M 5R4

Item 2.

Date of Material Change

July 28, 2003

Item 3.

Press Release

N/A

Item 4.

Summary of Material Change

Amended September 2002 Consolidated Financial Statements.

Item 5.

Full Description of Material Change

Consolidated Financial Statements

(Expressed in Canadian dollars)

CRYOPAK  INDUSTRIES  INC.

Three and six months ended September 30, 2002

(Unaudited)

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

Amended (note 13)

(Expressed in Canadian dollars)

September 30,

March 31,

                                                                                                                                         2002

2002

(Amended

- note 13)

(Unaudited)

Assets

Current assets:

Cash and cash equivalents

$

50,338

$

42,615

Term deposit – restricted

4,157,343

132,000

Accounts receivable

2,436,577

1,949,428

Advances to related company

117,237

150,567

Inventory

1,567,636

838,052

Prepaid expenses

446,345

314,667

8,775,476

3,427,329

Property, plant and equipment

1,159,838

1,082,809

Goodwill

2,394,450

2,394,450

Intangibles and other assets (note 5)

298,348

472,463

$

12,628,112

$

7,377,051

Liabilities and Shareholders’ Equity

Current liabilities:

Bank indebtedness

$

641,655

$

417,797

Accounts payable and accrued liabilities

1,925,581

1,862,375

Deferred revenues

147,829

-

Current portion of notes payable to related parties

42,667

503,129

Current portion of obligations under capital lease

180,469

180,469

Current portion of convertible loan

3,537,975

-

6,476,176

2,963,770

Convertible loan

-

3,467,213

Obligations under capital lease

478,163

567,722

6,954,339

6,998,705

Shareholders’ equity:

Share capital

6,004,424

846,650

Convertible loan

373,735

373,735

Warrants (note 8)

225,610

-

Share purchase loan

(394,000)

(394,000)

Contributed surplus

38,504

-

Deficit

(574,500)

(448,039)

5,673,773

378,346

$

12,628,112

$

7,377,051

Subsequent event (note 12)

See accompanying notes consolidated financial statements.

Approved on behalf of the Board:

_____________________

Director

____________________

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Amended

(Restated

(Amended

(Restated

- note 13)

- note 2)

- note 13)

- note 2)

Sales

$

2,700,230

$

2,272,303

$

5,406,892

$

4,351,030

Cost of sales (Schedule 1)

1,556,518

1,187,197

2,809,003

2,226,407

Gross profit

1,143,712

1,085,106

2,597,889

2,124,623

Expenses:

Sales and marketing (Schedule 2)

470,640

250,090

1,094,077

653,928

Administration (Schedule 2)

708,506

437,290

1,112,295

748,577

Amortization

83,866

113,206

152,060

187,224

Interest on bank operating line

18,948

13,644

24,339

29,947

1,281,960

814,230

2,382,771

1,619,676

Earnings (loss) from operations

(138,248)

270,876

215,118

504,947

Other earnings (expenses):

Investment income

20,024

17,165

35,151

17,165

Interest on long-term debt and
financing costs

(177,004)

(172,382)

(376,730)

(328,526)

Earnings (loss) for the period

(295,228)

115,659

(126,461)

193,586

Deficit, beginning of period

279,272

11,575,666

(448,039)

(11,653,593)

Allocation of deficit to reduce share
capital (note 2)

-

11,479,313

-

11,479,313

Retained earnings (deficit), end of
period

$(574,500)

$19,306

$(574,500)

$19,306

Earnings (loss) per share (note 7):

Basic

$

(0.01)

$

0.01

$

0.00

$

0.01

Diluted

$

(0.01)

$

0.01

$

0.00

$

0.01

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Amended

(Restated

(Amended

(Restated

- note 13)

- note 2)

- note 13)

- note 2)

Cash provided by (used) in:

Operations:

Earnings (loss) for the period

$

(295,228)

$

115,659

$

(126,461)

$

193,586

Items not involving cash:

Amortization

114,690

142,258

205,389

252,091

Accretion of convertible loan

35,560

34,151

70,762

67,959

Stock-based compensation

26,023

-

38,504

-

Changes in non-cash operating capital:

Accounts receivable

456,818

(1,116,292)

(487,149)

(988,738)

Advances to related company

12,339

972

33,330

12,404

Prepaid expenses

(42,066)

(40,444)

(131,678)

(66,029)

Inventory

(359,482)

57,230

(729,584)

(60,297)

Deferred revenues

66,451

-

147,829

-

Accounts payable and accrued
liabilities

411,074

523,342

63,206

617,236

426,179

(283,124)

(915,852)

28,212

Investments:

Acquisition of property, plant and
equipment

(120,584)

(19,133)

(205,159)

(57,206)

Term deposit - restricted

(19,363)

(2,310)

(4,025,343)

(2,310)

(139,947)

(21,443)

(4,230,502)

(59,516)

Financing:

Change in bank indebtedness

(270,994)

222,130

223,858

120,327

Issuance of shares for cash

6,500

-

6,025,500

-

Repayment of notes payable

(32,000)

6,713

(460,462)

(64,001)

Share issue costs

(7,920)

-

(545,260)

-

Repayment of capital lease obligations

(35,196)

(48,026)

(89,559)

(48,026)

(339,610)

180,817

5,154,077

8,300

Increase (decrease) in cash and cash
equivalents

(53,378)

(123,750)

7,723

(23,004)

Cash and cash equivalents, beginning
of period

103,716

123,750

42,615

23,004

Cash and cash equivalents, end of
period

$

50,338

$

-

$

50,338

$

-

Supplementary cash flow information (note 10)

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of generally accepted accounting principles for annual financial statements.

2.

Restatement:

Subsequent to the issuance and recording of the convertible loan in fiscal 2001, the Company determined that the equity component of the convertible loan had been calculated improperly and that the required accretion of the debt component through a charge to interest expense was not recorded.  In addition, because the restated equity value is lower, the amount of deferred financing costs allocated to the equity component needed to be adjusted proportionately.  The consolidated financial statements for the three and six months ended September 30, 2001 have been restated to record these adjustments.  This restatement was also recognized in the Company’s annual consolidated financial statements for the year ended March 31, 2002.  In addition, on September 18, 2001, shareholders approved the allocation of $11,479,313 of the deficit to reduce the stated value of share capital.  The deficit and share capital at September 30, 2001 have been restated to reflect this allocation.  The impact of these restatements on the September 30, 2001 financial statements is as follows:

As previously

reported

Adjustment

Restated

As at September 30, 2001:

Convertible loan-liability

$

2,628,530

$

769,335

$

3,397,865

Convertible loan-equity

908,073

(534,338)

373,735

Other assets

423,958

33,317

457,275

Retained earnings (deficit)

(11,258,327)

11,277,633

19,306

Share capital

11,851,664

(11,479,313)

372,351

Three months ended September 30, 2001:

Interest on long-term debt and other
financing costs

133,283

39,099

172,382

Earnings for the period

154,758

(39,099)

115,659

Earnings per share

0.01

0.00

0.01

Six months ended September 30, 2001:

Interest on long-term debt and other
financing costs

250,671

77,855

328,526

Earnings for the period

271,441

(77,855)

193,586

Earnings per share

0.01

0.00

0.01

Accretion of the effective debt discount of $70,762 has been recorded for the six months ended September 30, 2002.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

3.

Significant accounting policies:

These interim consolidated financial statements follow the same accounting policies and methods of their application as the annual consolidated financial statements of the Company, except as described below and in note 4.

(a)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step has not been required but would be carried out if the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.  The Company currently has one reporting unit.

(b)

Intangible assets:

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

3.

Significant accounting policies (continued):

(c)

Stock-based compensation:

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value based method.  The Company uses the settlement method to account for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (see note 6).

4.

Changes in accounting policies:

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $68,004 for the six months ended September 30, 2002.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The earnings before amortization of goodwill for all periods presented is as follows:

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

4.

Changes in accounting policies (continued):

(a)

Business combinations, goodwill and other intangible assets (continued):

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Earnings for the period

$(295,228)

$115,659

$(126,461)

$193,586

Amortization of goodwill

-

34,002

-

68,004

Earnings before amortization

of goodwill

$(295,228)

$149,661

$(126,461)

$261,590

The impact of goodwill amortization on earnings per share is described in note 7.

Goodwill and intangible assets with an indefinite useful life were reviewed for impairment.  No impairment charge was required.

(b)

Stock based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards and consequently the adoption of the new standard has had no impact on the figures presented.

5.

Intangibles and other assets:

Intangibles and other assets as at September 30, 2002 are as follows:

Gross

carrying

Accumulated

amount

amortization

Total

Amortized intangible assets:

Licences and trademarks

$419,434

$300,002

$119,432

Patents

250,000

144,504

105,496

Deferred finance costs

419,079

345,659

73,420

$1,088,513

$790,165

$298,348

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

5.

Intangibles and other assets (continued):

There have been no additions of intangible assets for the six months ended September 30, 2002.  The aggregate amortization expense for the three and six months ended September 30, 2002 was $39,229 and $77,258, respectively.

6.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s earnings would have been reduced to the pro forma amounts indicated below.  The reduction in earnings would not change disclosed earnings per common share amounts, except to increase the loss per share for the six months ended September 30, 2002 from $0.00 to $0.01.

Three months

Six months

ended

ended

September 30,

September 30,

2002

2002

Loss:

As reported

$

(295,228)

$

(126,461)

Pro forma

(321,251)

(164,965)

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for the six months ended September 30, 2002: risk-free interest rate of 3.75%; dividend yield of 0%; expected lives of 4.5 years; and volatility of 107%.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

7.

Earnings per common share:

The following tables set out the basic and diluted number of shares outstanding:

For the three months ended September 30, 2002:

2002

2001

Weighted

Weighted

average

average

number

number

of common

of common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of
goodwill per common share:

Basic

$

(295,228)

30,712,879

$

(0.01)

$

149,661

20,962,444

$

0.01

Stock options

-

-

-

-

9,566

-

Diluted

$

(295,228)

30,712,879

$

(0.01)

$

149,661

20,972,010

$

0.01

Earnings per common share:

Basic

$

(295,228)

30,712,879

$

(0.01)

$

115,659

20,962,444

$

0.01

Stock options

-

-

-

-

9,566

-

Diluted

$

(295,228)

30,712,879

$

(0.01)

$

115,659

20,972,010

$

0.01

For the six months ended September 30, 2002:

2002

2001

Weighted

Weighted

average

average

number

number

of common

of common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of
goodwill per common share:

Basic

$

(126,461)

28,745,805

$

0.00

$

261,590

20,962,444

$

0.01

Stock options

-

-

-

-

9,274

-

Diluted

$

(126,461)

28,745,805

$

0.00

$

261,590

20,971,718

$

0.01

Earnings per common share:

Basic

$

(126,461)

28,745,805

$

0.00

$

193,586

20,962,444

$

0.01

Stock options

-

-

-

-

9,274

-

Diluted

$

(126,461)

28,745,805

$

0.00

$

193,586

20,971,718

$

0.01

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

8.

Private placement:

In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years.  Finder’s fees totaling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

9.

Significant customer:

During the six months ended September 30, 2002, the Company sold approximately $1,289,000 of merchandise to a significant customer.

10.

Supplementary cash flow information:

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Interest paid

$

34,705

$

17,423

$

852,724

$

32,992

Interest received

661

2,464

9,804

4,068

Non-cash financing and investing
activities:

Deferred finance costs amortized
to share capital

-

-

96,856

-

375,000 warrants issued as
finders fee

-

-

225,610

-

11.

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

12.

Subsequent event:

Subsequent to September 30, 2002, the Company entered into an agreement to acquire the shares of 2796112 Canada Inc. and its wholly owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”).  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  The Company acquired 100% equity ownership of Ice-Pak for a cost of $5,869,387.  Contingent consideration of up to $500,000 is payable based on Ice-Pak achieving certain revenue targets over the period to 2003.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets

$

2,033,882

Equipment

811,068

Customer relationships

1,369,000

Goodwill

3,507,958

Total assets acquired

7,721,908

Current liabilities

1,852,521

Purchase price

$

5,869,387

13.

Amendment:

Subsequent to the filing of the interim financial statements for the three and six months ended September 30, 2002, the Company became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, accounting practices.  As a result of this process, the Company is restating its previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  The items that gave rise to these adjustments neither relate to nor impact the Company’s consolidated financial statements for the year ended March 31, 2002.

The following table and narrative provide information regarding the nature of the restatements and the effect of the restated adjustments on the net earnings (loss) amounts previously reported in the Company’s published unaudited interim quarterly consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

13.

Amendment (continued):

Effects on net earnings (loss):

Six months

Three months ended

ended

June 30,

September 30,

September 30,

2002

2002

2002

Revenue adjustments (a)

$(182,778)

$(260,596)

$(443,374)

Inventory adjustments (b)

-

(219,298)

(219,298)

Stock compensation charges (c)

(12,481)

(26,023)

(38,504)

Prepaid expense adjustments (d)

-

(121,146)

(121,146)

Total effect on net earnings (loss)

$(195,259)

$(627,063)

$(822,322)

(a)

The Company previously recorded revenue upon completion of manufacturing for certain product sales to customers who paid for products in advance of delivery but requested that the Company not ship the products until an unspecified future date.  The Company also previously recorded revenue for certain sales immediately upon shipment of products in response to a customer purchase order.  The Company has reviewed the terms of these arrangements and determined that it is more appropriate to record revenue, and the related costs, upon delivery of the applicable product to the customer.  These adjustments correct the timing of revenue recognition.

(b)

The Company identified a difference between the physical inventory value and the amount recorded in the accounting records at September 30, 2002, and this difference was not corrected at that time.  The adjustments correct the carrying values assigned to inventory on hand at the reporting dates.

(c)

During fiscal year 2003, the Company granted certain options to non-employees.  The Company has concluded that these should be accounted for at their fair value as stock-based compensation expense in accordance with changes to Canadian generally accepted accounting principles that were effective for the Company commencing with its quarter ended June 30, 2002.  These adjustments recognize the stock-based compensation expense to non-employees.

(d)

The Company identified certain amounts recorded as prepaid expenses in the previously issued unaudited interim consolidated financial statements for which the applicable services had already been provided at the relevant period end.  In addition, the Company identified $88,653 of prepaid expenses previously offset against accrued liabilities which have been reclassified to prepaid expenses in these financial statements.  These adjustments recognize the expenses in the period the service is provided.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2002 and 2001

13.

Amendment (continued):

Balance sheet reclassification:

In addition to the above adjustments, the Company determined that the convertible loan had previously been presented as a long-term liability and this loan has been reclassified as a current liability in these financial statements.

The consolidated financial statements, including the statements of cash flows, for the three and six months ended September 30, 2002 have been amended to record these adjustments.  The impact of these amendments on the previously filed financial statements is as follows:

As previously

reported

Adjustment

Restated

As at September 30, 2002:

Accounts receivable

$

3,027,063

$

(590,486)

$

2,436,577

Inventory

1,491,993

75,643

1,567,636

Prepaid expenses

478,838

(32,493)

446,345

Accounts payable and accrued liabilities

1,836,928

88,653

1,925,581

Deferred revenue

-

147,829

147,829

Current portion of convertible loan

-

3,537,975

3,537,975

Non-current portion of convertible loan

3,537,975

(3,537,975)

-

Contributed surplus

-

38,504

38,504

Retained earnings (deficit)

247,822

(822,322)

(574,500)

Three months ended September 30, 2002:

Sales

3,288,595

(588,365)

2,700,230

Cost of sales

1,586,992

(30,474)

1,556,518

Sales and marketing

507,815

(37,175)

470,640

Administration

602,159

106,347

708,506

Earnings (loss) for the period

331,835

(627,063)

(295,228)

Earnings (loss) per share

0.01

(0.02)

(0.01)

Six months ended September 30, 2002:

Sales

6,446,075

(1,039,183)

5,406,892

Cost of sales

3,080,578

(271,575)

2,809,003

Sales and marketing

1,158,191

(64,114)

1,094,077

Administration

993,467

118,828

1,112,295

Earnings (loss) for the period

695,861

(822,322)

(126,461)

Earnings (loss) per share

0.02

(0.02)

0.00

CRYOPAK INDUSTRIES INC.

Cost of Sales

Schedule 1

(Unaudited)

Amended (note 13)

(Expressed in Canadian dollars)

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Freight and brokerage fees

$

300,847

$

172,527

$

512,915

$

319,856

Purchases

697,050

719,103

1,231,973

1,248,346

Rent and utilities

58,453

45,854

118,706

108,528

Repair and maintenance

62,807

21,941

94,315

83,307

Testing charges

46,244

12,589

60,683

39,191

Warranty costs

19,558

68

35,991

3,382

Wages

371,559

215,115

754,420

423,797

Total cost of sales

$1,556,518

$1,187,197

$2,809,003

$2,226,407

#

CRYOPAK INDUSTRIES INC.

Operating Expenses

Schedule 2

(Unaudited)

Amended (note 13)

(Expressed in Canadian dollars)

Three months ended

Six months ended

September 30,

September 30,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Sales and marketing expenses:

Bad debt

$

40,000

$

-

$

40,000

$

-

Marketing

33,240

70,273

270,335

194,519

Royalties

31,378

26,364

66,780

47,318

Salaries and benefits

202,823

119,642

450,223

275,680

Travel and entertainment

146,471

51,817

235,507

115,757

Vehicle

16,728

(18,006)

31,232

20,654

Total sales and marketing expenses

470,640

250,090

1,094,077

653,928

Administrative expenses:

Corporate printing and public
relations

75,596

57,230

137,107

118,277

Management and consulting fees

355,756

128,054

477,598

217,998

Office supplies and stationary

64,933

74,972

142,319

125,435

Professional fees

123,210

114,759

192,591

163,274

Rent

23,084

16,415

43,692

32,830

Salaries and benefits

36,483

22,730

65,100

44,580

Telephone

17,196

16,587

35,646

34,851

Filing, listing and transfer agent fees

12,248

6,543

18,242

11,332

Total administrative expenses

708,506

437,290

1,112,295

748,577

Total operating expenses

$

1,179,146

$

687,380

$

2,206,372

$

1,402,505

FORM 51-901F

RESTATED QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☐ Schedule A
☒ ☒ Schedules B & C (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:	Cryopak Industries Inc.
ISSUER ADDRESS:	1053 Derwent Way Delta, BC V3M 5R4
CONTACT NAME:	Martin Carsky
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(604) 515-7977
ISSUER TELEPHONE NUMBER: ISSUER FAX NUMBER: CONTACT E-MAIL ADDRESS: WEB SITE ADDRESS: FOR QUARTER ENDED:	(604) 515-7977 (604) 515-7978 mcarsky@cryopak.com www.cryopak.com September 30, 2002
DATE OF REPORT (YY/MM/DD):	2003/07/28

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“John Morgan”

John Morgan

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

“John McEwen”

John McEwen

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

#

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

1.

Analysis of Expenses and Deferred Costs

Management and consulting fees are as follows:

Amounts paid to companies owned by directors	$ 139,886
Consulting fees to arm’s length parties	299,208
Stock compensation expense	38,504
Total	$ 477,598

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

Management fees are comprised of $139,886 paid to two companies owned by two officers of the Company.

Royalties in the amount of $33,283 were paid to two directors of the Company.

3.

Summary of Securities Issued and Options Granted

Securities Issued:

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Private Placement
April 26/02	Common shares	7,500,000	$0.80	$6,000,000 Cash	$525,000

Exercise of Options
April 3/02	Common shares	10,000	$0.65	$ 6,500 Cash	Nil
Apr 26/02	Common shares	25,000	$0.50	$12,500 Cash	Nil
Sep 20/02	Common shares	10,000	$0.65	$ 6,500 Cash	Nil

Bonus Shares for Guarantee of Line of Credit
May 14/02	Common shares	40,000	$0.50	Nil	Nil

Options Granted:

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Employee	125,000	$1.00	Mar 1/07	May 21/02
Employee	150,000	$1.00	May 21/07	May 21/02
Consultant	50,000	$0.75	Aug 1/07	Aug 1/02
Employees	130,000	$0.80	Aug 29/07	Aug 29/02

4.

Summary of Securities

Authorized Share Capital and Number of Shares Issued and Outstanding:

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
28,917,444	Shares issued and outstanding

List of Options, Warrants and Convertible Securities:

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	750,000	$ 0.76	March 19, 2004
	732,000	0.57	February 1, 2005
	100,000	0.65	July 13, 2005
	367,000	0.52	September 8, 2005
	510,000	0.63	September 15, 2005
	530,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	445,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	50,000	0.35	October 1, 2006
	50,000	0.68	October 31, 2006
	125,000	1.00	March 1, 2007
	150,000	1.00	May 21, 2007
	50,000	0.75	August 1, 2007
	130,000	0.80	August 29, 2007
Warrants	3,750,000	$ 1.25	April 26, 2003
	606,250	3.00	June 7, 2003
Convertible loan	1,212,500	$ 3.00	June 7, 2003
Earn-out	3,000,000	N/A	N/A

Shares in Escrow:

850,000 common shares

5.

List of Directors and Officers

Directors	Officers

Harry Bygdnes	John Morgan
John Morgan	Douglas Reid
John McEwen	Harley Sinclair
Ross Morrison	John McEwen
Robert Fisher	Charn Rai
Robert Fetherstonhaugh	Raj Gill
Donald Lyons	Vincent Migliore

CRYOPAK INDUSTRIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

This Management Discussion and Analysis of financial condition and results of operations for the quarter ended September 30, 2002 should be read in conjunction with the Company’s fiscal 2002 audited consolidated financial statements and accompanying notes.  All dollar amounts are in Canadian dollars.

OVERVIEW

Business of the Company

The Company develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  The Company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With almost 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold-chain management programs.

Major Events Impacting the Business for the Quarter Ended September 30, 2002

The following is a summary of major events arising during the quarter:

•

Revenue growth of 19% over the prior year’s quarter,

•

Final negotiations in the acquisition of 2796112 Canada Inc. and its wholly owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc.,

•

Addition of Linda Walker to the Company’s Technical Advisory Board,

•

Appointment of Donald Lyons, Robert Fisher, and Robert Fetherstonhaugh to the Board of Directors.

RESULTS OF OPERATIONS

Financial Highlights - For the Quarter Ended September 30

	3 months ended September 30		6 months ended September 30
	2002	2001	2002	2001

Sales	$ 2,700,230	$ 2,272,303	$ 5,406,892	$ 4,351,030

Gross profit	1,143,712	1,085,106	2,597,889	2,124,623

Earnings /(loss) from operations	(138,248)	270,876	215,118	504,947
		,
Earnings/(loss) for the period	$(295,228)	$ 115,659	$(126,461)	$ 193,586

Earnings/(loss) per share	$(0.01)	$ 0.01	$ 0.00	$ 0.01
Weighted average common shares outstanding	30,712,879	20,962,444	28,745,805	20,962,444

Operating Results for the Quarter Ended September 30, 2002 Compared to September 30, 2001

Revenues - The Company’s quarterly sales increased to $2,700,230 from $2,272,303, an increase of 19%, year over year.  The year-to-date sales increased to $5,406,892 from $4,351,030, an increase of 24%, year over year.  The increase in sales reflects the Company’s successful efforts to market its retail products and includes the announced sales to Costco.

Gross Profit - Gross profit increased to $2,597,889 from $2,124,623 in 2001.  The gross profit percentage decreased to 48% from 49% in 2001.  The decrease in gross profit percentage is due to an increase in the cost of raw materials and higher production wages.

Sales and Marketing Expenses - Sales and marketing expenses for the quarter increased to $470,640 from $250,090, an 88% increase, and for the six month period to $1,094,077 from $653,928, a 67% increase.  The increase is mainly due to the Company’s increased sales and marketing efforts, specifically, the hiring of two sales and marketing managers and an increase in travel by the sales group.

Administrative Expenses - Administrative expenses for the quarter have increased to $708,506 from $437,290 and to $1,112,295 from $748,577 for the six months ending September 30, 2002.  The increase is primarily due to increased management and consulting fees.  This is primarily a result of the increased use of consultants during the year, but also reflects an increase in public relations costs.

Depreciation and Amortization – Depreciation and amortization expense decreased from $113,206 in 2001 to $83,866 in 2002.  The decrease is due to the fact that goodwill is no longer being amortized effective July 1, 2001, in accordance with CICA Handbook Section 3062 (see Note 3(a) to the consolidated financial statements).

Earnings/(loss) from Operations – Loss from operations was ($138,248) in the quarter compared to earnings of $270,876 in the previous year’s quarter, due primarily to the increased sales and marketing and administration costs incurred in the quarter, which were substantially higher than the increase in gross profit.

Other Items - Other items include interest on long term debt net of interest income.  Interest expense includes interest on the convertible debenture, interest on capital leases and financing costs related to the long term debt.

Investor Relations

The Company’s investor relations activities are generally handled internally.  In addition, the Company has retained the services of J. Pollack & Company (“Pollack”) of Boynton Beach, Florida for an initial term which expired on April 30, 2002.  That contract has been extended to October 31, 2002.  Monthly consideration remains at $5,000USD.  Pollack provides public relation and informational services primarily to investors based in the United States.

FINANCIAL CONDITION AND LIQUIDITY

At September 30, 2002, the Company had working capital of $2,299,300 as compared to $463,559 as at  March 31, 2002.  The increase in working capital was derived primarily from the $6 million private placement which closed in April 2002, partially offset by the inclusion of the convertible loan in current liabilities.  The proceeds from the private placement are being used for general corporate purposes and to invest in the future growth of the business.

The Company’s accounts receivable balances at September 30, 2002 were $2,436,577 compared to $1,949,428 as at March 31, 2002.  Inventory on hand was $1,567,636, up from $838,052 at March 31, 2002.  The increased investment in accounts receivable and inventory is due to the Company’s increased sales volumes during the period.  The Company carries a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

At September 30, 2002, the Company had two credit facilities in place.  The first, a $1 million line of credit secured by accounts receivable, inventory, a pledge of deposits, and a pledge of securities, is subject to margin limits.  At September 30, 2002 this limit was $760,000 and $534,194 was outstanding on the line.  This facility is due on demand and bears interest at prime plus 1.5% per annum.  The Company’s second credit facility is for $132,000 and is secured by a term deposit.  As at September 30, 2002, $107,461 was drawn under this facility.  This facility is due on demand and bears interest at prime plus 1.0% per annum.

The Company monitors its costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During the quarter, the Company acquired capital assets in the amount of $120,584 comprised of computer equipment and software in the amount of $2,879, leasehold improvements in the manufacturing area of the plant totaling $86,537 and new manufacturing equipment in the amount of $31,168.

SUMMARY OF DEBT

Long term debt is comprised of the convertible loan, notes payable to related parties and capital lease obligations.

These amounts are summarized below:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)

Long term	$ 478,163	$ -	$ -	$ 478,163
Current portion	3,761,111	3,537,975	42,667	180,469
Totals	4,239,274	3,537,975	42,667	658,632
Equity portion of convertible loan	373,735	373,735	-	-
	$ 4,613,009	$ 3,911,710	$ 42,667	$ 658,632

(1)

The convertible loan matures on June 7, 2003 and bears interest at 10% per annum.  The proceeds from this financing were used primarily to finance the acquisition of the Northland companies.

(2)

Of the notes payable to related parties, the balance is interest free and repayable at $10,667 per month.

(3)

The capital lease maturities range from July 31, 2004 to March 30, 2007 and bear interest at rates from 10.25% to 18%.

OUTLOOK

The Company’s goal is to achieve growth, (i) internally through an aggressive sales and marketing strategy designed to increase sales to its existing customer base and, (ii) by strategic acquisitions designed to enhance the Company’s core business of supplying temperature controlling packing solutions.  In October 2002, the Company completed the purchase of the Ice-Pak group of companies (see Note 12 to the consolidated financial statements)

RISKS AND UNCERTAINTIES

Market Risk

The Company derived 67% of its consolidated revenues outside of Canada in fiscal 2002, however, substantially all costs are incurred in Canadian currency.  The exposure to foreign exchange risk is monitored on an ongoing basis.  The Company monitors, and when appropriate, will utilize financial instruments to manage its exposure to these risks.

Fluctuations in Financial Results

The Company could experience quarterly variations in revenue and net earnings/(loss) due to numerous factors, many of which are outside of its control.  These factors could include the timing of new contracts, timing of increased expenses incurred in support of advertising and marketing, seasonality of various products and services.

Client Concentration

The Company continues to derive a significant amount of its revenue from a small number of customers.  In fiscal 2002, approximately 36% of revenues were received from three customers.  Management continues to focus on the development of new business opportunities that will result in the further broadening of revenue sources.  The Company sold approximately $1.3 million of product to one customer in the six months ended September 30, 2002.

Forward-Looking Statement

Certain information and statements contained in this report are forward-looking, based on management’s estimates and assumptions.  Though management believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct.  As such, these forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from anticipated events.  Information and statements identified as forward-looking include, and are not limited to, statements regarding financial results, future events, and trends.

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel: 604-515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 31st day of July, 2003.

“John Morgan”

(signature)

John Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

July 31, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position